                                                                     Exhibit 5.1

                  [THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                              LETTERHEAD AND LOGO]

August 30, 2002

The Hartford Financial Services Group, Inc.
Hartford Plaza
Hartford, CT 06115

Ladies and Gentlemen:

In connection with the sale by The Hartford Financial Services Group, Inc., a Delaware Corporation (the "Company"), of $300,000,000 aggregate principal amount of its 4.70% Senior Notes due September 1, 2007 (the "Senior Notes"), pursuant to a Pricing Agreement, dated August 26, 2002 (the "Pricing Agreement"), between the Company and Banc of America Securities LLC and Morgan Stanley & Co. Incorporated, acting as Representatives of the underwriters named in Schedule I to the Pricing Agreement (the "Underwriters"), which incorporates by reference the terms of the Underwriting Agreement General Terms and Conditions, dated August 26, 2002 (the "Underwriting Agreement"), between the Company and Banc of America Securities LLC and Morgan Stanley & Co. Incorporated, acting as Representatives of the Underwriters, I have examined such corporate records, certificates and other documents and such questions of law as I have considered necessary for the purposes of this opinion.

Upon the basis of such examination, I advise you that, in my opinion:

1. The execution and delivery of the Senior Indenture, dated October 20, 1995 (the "Indenture"), between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank (National Association)), as trustee (the "Trustee"), and the Senior Notes have been duly authorized by the Company. The Indenture has been duly executed and delivered by the Company and the Senior Notes have been duly executed by the Company and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement and Pricing Agreement and, assuming the Indenture has been duly executed and delivered by the Trustee and the Senior Notes have been duly authenticated by the Trustee, the Senior Notes have been validly issued and constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture.

     The opinion set forth above is subject to the effects of (A) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting enforcement of creditors' rights or remedies generally, (B) general principles of equity, whether such principles are considered in a proceeding at law or equity, (C) an implied covenant of good faith, reasonableness and fair dealing, and standards of materiality and (D) limitations with respect to enforceability of provisions of the Indenture providing for indemnification or contribution, arising under applicable law (including court decisions) or public policy.

     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me under the heading "Legal Opinions" in the Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Sincerely,

/s/ Katherine Vines Trumbull

Katherine Vines Trumbull
Vice President and Corporate Secretary of
The Hartford Financial Services Group, Inc.